SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C.
                                   FORM U-6B-2
                           Certificate of Notification

Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. ss.250.20, P. 36,652] or U-47 [Reg. ss.250.47, P. 36,620]
adopted under the Public Utility Holding Company Act of 1935

Certificate is filed by: Southwestern Public Service Company ("SPS"), a subsidiary of New Century Energies, Inc.


This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. ss.250.48, P. 36,621].

1.  Type of the security or securities:

        Unsecured promissory note issued pursuant to a credit agreement.

2.  Issue, renewal or guaranty:

        Renewal of commitments of lenders under the credit agreement for $200,000,000 in the aggregate. This renewal replaces a $200,000,000 credit facility through The First National Bank of Chicago (Agent), which matured on February 26, 1999.

3.  Principal amount of each security:

        Up to $200,000,000 in the aggregate.

4.  Rate of interest per annum of each security:

        a) First National Bank of Chicago base rate or;
        b) Eurodollar Rate plus a spread of .25% per annum or;
        c) First National Bank of Chicago Fixed C.D. Rate plus .35% per annum.

5.  Date of issue, renewal or guaranty of each security:

        February 26, 1999

6.  If renewal of security, give date of original issue:

        December 29, 1993

7.  Date of maturity of each security:

        Less than 364 days.

8.  Name of the person to whom each security was issued, renewed or guaranteed:

        The First National Bank of Chicago;
        NationsBank of Texas, N.A.;
        The Bank of New York;
        Chase Bank of Texas, N.A.;
        Commerzbank AG;
        Mellon Bank, N.A.;
        Amarillo National Bank;
        Plains National Bank

9.  Collateral given with each security, if any:

        None

10. Consideration received for each security:

        Up to $200 million.

11. Application of proceeds of each security:

        Primarily as a back-up line of credit to support SPS's commercial paper program which is used to fund general corporate needs.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
    Section 6(a) because of:

    a)  the provisions contained in the first sentence of Section 6(b):
        Not applicable
    b)  the provisions contained in the fourth sentence of Section 6(b):
        Not applicable
    c) the provisions contained in any rule of the commission other than Rule U-48:
        X.


13 If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) or the Act granted by the first sentence of
    Section 6(b)).

        Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

        Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg. ss.250.48,
    P. 36,621] designate the rule under which exemption is claimed.

        Rule 52(a)

                                         Southwestern Public Service Company




                                         By:
                                                   Nancy E. Felker
                                                   Assistant Treasurer

Date:   March 8, 1999